Exhibit 99.3

February 22, 2026

The Special Committee of the Board of Directors
Select Medical Holdings Corporation
4714 Gettysburg Road
Mechanicsburg, Pennsylvania 17055

Re: Non-Binding Offer to Acquire Select Medical Holdings Corporation (“SEM” or the “Company”)

Dear Members of the Special Committee:

I would like to thank you and your advisors for your responsiveness and constructive engagement to-date.  As a result of extensive analysis and diligence, and in light of the Company’s recent performance and outlook, I am pleased to submit this refined non-binding indication of interest (this “Refined Proposal”) to acquire all the Company’s outstanding shares of common stock (the “Potential Transaction”) at an all-cash purchase price of $16.00 per share (the “Refined Offer Price”).  The Refined Offer Price is within the price range presented in my initial offer on November 24, 2025, and represents a premium of 17.2% to the Company’s unaffected share price of $13.65 per share as of market close on November 21, 2025, the last trading day prior to the announcement of my initial offer.

I reaffirm that this Refined Proposal is not subject to any financing conditions and would be fully financed by committed equity financing from funds affiliated with Welsh, Carson, Anderson & Stowe (“WCAS”) and committed debt financing from J.P. Morgan and Wells Fargo (together with WCAS, the “Financing Sources”).  The Financing Sources and I have substantially completed our due diligence and are prepared to move forward expeditiously to signing definitive documentation for the Potential Transaction.  Martin Jackson, SEM’s Senior Executive Vice President of Strategic Finance & Operations, remains a committed member of the equity consortium supporting this Refined Proposal (the “Consortium”).   Members of the Consortium continue to intend to roll over the approximately 12.4% of the outstanding shares of the Company they own.  I may, at the appropriate time and in consultation with the Special Committee, invite other members of management or the Board of Directors of the Company (other than the Special Committee) to roll over their outstanding equity of the Company as well.

I reaffirm based on our diligence that the Consortium does not anticipate substantial regulatory or other hurdles or delays to consummating a Potential Transaction.  The Potential Transaction will be subject to customary closing conditions and approvals substantially as presented in the draft Agreement and Plan of Merger delivered to the Special Committee’s legal counsel, including the approval of a majority of the votes cast by the shares of SEM stock that are not held by members of the Consortium and its affiliates.

As required by applicable law, I intend to promptly amend and supplement my previously filed Schedule 13D with the SEC to include a copy of this letter.

This letter, the initial offer and the Refined Proposal constitute a non-binding indication of my interest in a transaction with the Company and are not intended to create a legally binding obligation or agreement of the Consortium, the Company, the Financing Sources or of their respective shareholders, representatives or affiliates concerning the Potential Transaction, which is expressly subject to the negotiation and execution of appropriate and acceptable definitive agreements. I reserve the right to withdraw or modify the Refined Proposal at any time.

I look forward to continuing to work with the Special Committee and your advisors to quickly consummate a successful transaction.

Sincerely,

By:	/s/ Robert Ortenzio
	Name:	Robert Ortenzio
	Title:	Executive Chairman and Co-Founder, Select Medical Corporation